Exhibit 99.1

Huize Holding Limited Announces Plan to Implement ADS Ratio Change

SHENZHEN, China, November 19, 2024 – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in Asia, today announced that it will change the ratio of its American depositary shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”) from the current ratio of one (1) ADS to twenty (20) Class A ordinary shares to a new ratio of one (1) ADS to one hundred (100) Class A ordinary shares.

For the Company’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-five reverse ADS split. A post-effective amendment to the ADS Registration Statement on Form F-6 will be filed with the SEC to reflect the change in the ADS Ratio. The Company anticipates that the change in the ADS Ratio will be effective on or about December, 9, 2024 (U.S. Eastern Time), subject to the effectiveness of the post-effective amendment to the ADS Registration Statement on Form F-6 on or before that date.

Each ADS holder of record at the close of business on the date when the change in ADS Ratio is effective will be required to surrender and exchange every five (5) existing ADSs then held for one (1) new ADS. ADS holders in The Depository Trust Company and in the Direct Registration System will have their ADSs automatically exchanged and need not take any action. Citibank N.A., as the depositary bank for the Company’s ADS program, will arrange for the exchange of the current ADSs for the new ones. The Company’s ADSs will continue to be traded on the Nasdaq Global Market under the ticker symbol “HUIZ.”

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses, where applicable) will be distributed to the applicable ADS holders by the depositary bank. The change in the ADS Ratio will have no impact on the Company’s underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the change in the ADS Ratio.

About Huize Holding Limited

Huize Holding Limited is a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in Asia. Targeting mass affluent consumers, Huize is dedicated to serving consumers for their life-long insurance needs. Its online-to-offline integrated insurance ecosystem covers the entire insurance life cycle and offers consumers a wide spectrum of insurance products, one-stop services, and a streamlined transaction experience across all scenarios. By leveraging AI, data analytics, and digital capabilities, Huize empowers the insurance service chain with proprietary technology-enabled solutions for insurance consultation, user engagement, marketing, risk management, and claims service.

For more information, please visit http://ir.huize.com or follow us on social media via LinkedIn (https://www.linkedin.com/company/huize-holding-limited), Twitter (https://twitter.com/huizeholding) and Webull (https://www.webull.com/quote/nasdaq-huiz).

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goals, strategies, and plans; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Kenny Lo

Investor Relations Manager

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen

In China

Ms. Dee Wang

Phone: +86-10-5900-1548

Email: dee.wang@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com